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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K
                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        Date of report: February 12, 2003

                           TEEKAY SHIPPING CORPORATION
             (Exact name of Registrant as specified in its charter)

                                    TK House
                             Bayside Executive Park
                          West Bay Street & Blake Road
                       P.O. Box AP-59213, Nassau, Bahamas
                     (Address of principal executive office)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F   X   Form 40- F
                                    ---              ---

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                  Yes     No  X
                                      ---    ---

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________ ]




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Item 1 - Information Contained in this Form 6-K Report

The following documents are filed with reference to and hereby incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-102594) of Teekay Shipping Corporation, filed with the Securities and Exchange Commission on January 17, 2003.


4.1 Form of Supplemental Indenture No. 1 between Teekay Shipping Corporation and The Bank of New York, as trustee.

4.2 Form of Purchase Contract Agreement between Teekay Shipping Corporation and The Bank of New York, as purchase contract agent.

4.3 Form of Pledge Agreement between Teekay Shipping Corporation and The Bank of New York, as collateral agent.

4.4 Form of Remarketing Agreement between Teekay Shipping Corporation and Morgan Stanley & Co. Incorporated.

4.5 Form of Underwriting Agreement Between Teekay Shipping Corporation, Morgan Stanley & Co. Incorporated and Salmon Smith Barney.


8.1      Opinion of Perkins Coie LLP, regarding certain U.S. tax matters.

8.2      Opinion of Seward and Kissel, LLP, regarding certain U.S. tax matters.

8.3 Opinion of Watson, Farley & Williams, regarding Marshall Islands tax matters.

8.4      Opinion of Graham, Thompson & Co., regarding Bahamian tax matters.

8.5      Opinion of Appleby Spurling & Kempe, regarding Bermudian tax matters.

8.6 Opinion of Thommessen Krefting Greve Lund, regarding Norwegian tax matters.

23.1     Consent of Perkins Coie, LLP (contained in Exhibit 8.1).

23.2     Consent of Seward and Kissel, LLP (contained in Exhibit 8.2).

23.3     Consent of Watson, Farley & Williams (contained in Exhibit 8.3).

23.4     Consent of Graham, Thompson & Co. (contained in Exhibit 8.4).

23.5     Consent of Appleby Spurling & Kempe (contained in Exhibit 8.5).

23.6     Consent of Thommessen Krefting Greve Lund (contained in Exhibit 8.6).

23.7     Consent of Deloitte & Touche.



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     TEEKAY SHIPPING CORPORATION

Date:     February 12, 2003


                                     By:      /s/ Arthur Bensler
                                         -----------------------------------
                                     Bame:    Arthur Bensler
                                     Nitle:   Assistant Corporate Secretary
                                              and General Counsel